August 18, 2017

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Diamante Minerals, Inc.
Request for Withdrawal on Form RW for Registration Statement on
Form S-1, as Amended (File No. 333-215779)

Ladies and Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Diamante Minerals, Inc., a Nevada corporation (the "Company"), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-215779) filed with the Commission on January 27, 2017 (together with all exhibits and subsequent amendments thereto, the “Registration Statement”), with such withdrawal to be effective as of the date hereof.

The Company has determined not to proceed with the offering at this time, and requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. No securities have been or will be issued or sold under the Registration Statement.

If you have any questions with respect to this matter, please contact the undersigned at 1 (250) 860-8599.

Yours very truly,

Diamante Minerals Inc.

/s/ Chad Ulansky

Chad Ulansky, CEO